Supplementary Material for Financial Results for the
                 12 months ended March 31, 2006 (Consolidated)

                                                                     [U.S. GAAP]
                                                                     -----------


-------------------------------------------------------------------------------------------------------------      ------------
                        FY2005 in accordance with U.S. GAAP             FY2006
                                            (Note 1) (Note 1)  FY2005               (Note 1) (Note 1)   FY2006     FY2007
                        1st Half         3Q       4Q 2nd Half 12 mos.    1st       3Q     4Q 2nd Half   12 mos.    Prospects
                                                                ended   Half                             ended     ending
                                                                March                                    March     March 31,
                                                             31, 2005                                 31, 2006     2007
--------------------------------------------------------------------------------------------------------------     ------------
Vehicle Production
(thousands of units)         3,469    1,805    1,957    3,762   7,231  3,701    1,914  2,096    4,010    7,711
--------------------------------------------------------------------------------------------------------------
 (Japan) - including
  Daihatsu & Hino            2,177    1,115    1,242    2,357   4,534  2,191    1,177  1,316    2,493    4,684
   [Daihatsu]              [   327] [   173][    192]  [  365] [  692][  344][    188][  189] [   377] [   721]
   [Hino]                  [    48] [    23][     22]  [   45] [   93][   49][     25][   26] [    51] [   100]
--------------------------------------------------------------------------------------------------------------
 (Overseas) - including
  Daihatsu & Hino            1,292      690      715    1,405   2,697  1,510      737    780    1,517    3,027
   [Daihatsu]              [    26] [    13][     15]  [   28] [   54][   25][      9][    8] [    17] [    42]
   [Hino]                  [     -] [     -][      -]  [    -] [    -][    -][      -][    -] [     -] [     -]
--------------------------------------------------------------------------------------------------------------
    North America              575      271      310      581   1,156    609      285    307      592    1,201
--------------------------------------------------------------------------------------------------------------
        Europe                 283      156      157      313     596    299      147    177      324      623
--------------------------------------------------------------------------------------------------------------
         Asia                  281      190      176      366     647    416      217    203      420      836
--------------------------------------------------------------------------------------------------------------
    Latin America               42       18       22       40      82     63       30     29       59      122
--------------------------------------------------------------------------------------------------------------
       Oceania                  57       25       24       49     106     58       27     28       55      113
--------------------------------------------------------------------------------------------------------------
        Africa                  54       30       26       56     110     65       31     36       67      132
--------------------------------------------------------------------------------------------------------------     ------------
Vehicle Sales
 (thousands of units)        3,567    1,839    2,002    3,841   7,408  3,833    1,980  2,161    4,141    7,974        8,450
--------------------------------------------------------------------------------------------------------------     ------------
 (Japan) - including
  Daihatsu & Hino            1,106      573      702    1,275   2,381  1,086      571    707    1,278    2,364        2,390
        [Daihatsu]         [   257] [   129][    165]  [  294] [  551][  265][    130][  169] [   299] [   564]    [    590]
        [Hino]             [    24] [    12][     15]  [   27] [   51][   26][     14][   16] [    30] [    56]    [     50]
--------------------------------------------------------------------------------------------------------------     ------------
 (Overseas) - including
  Daihatsu & Hino            2,461    1,266    1,300    2,566   5,027  2,747    1,409  1,454    2,863    5,610        6,060
    [Daihatsu]             [    73] [    39][     41]  [   80] [  153][   80][     36][   32] [    68] [   148]    [    160]
    [Hino]                 [    23] [    11][     11]  [   22] [   45][   23][     11][   12] [    23] [    46]    [     50]
--------------------------------------------------------------------------------------------------------------     ------------
    North America            1,126      576      569    1,145   2,271  1,245      643    668    1,311    2,556        2,800
--------------------------------------------------------------------------------------------------------------     ------------
        Europe                 476      249      254      503     979    498      246    279      525    1,023        1,160
--------------------------------------------------------------------------------------------------------------     ------------
         Asia                  386      195      252      447     833    448      217    215      432      880          850
--------------------------------------------------------------------------------------------------------------     ------------
    Latin America               91       47       47       94     185    124       59     50      109      233          270
--------------------------------------------------------------------------------------------------------------     ------------
       Oceania                 125       56       58      114     239    129       59     63      122      251          270
--------------------------------------------------------------------------------------------------------------     ------------
        Africa                 108       64       52      116     224    126       63     64      127      253          280
--------------------------------------------------------------------------------------------------------------     ------------
    the Middle East
       and Others              149       79       68      147     296    177      122    115      237      414          430
--------------------------------------------------------------------------------------------------------------     ------------
Total Retail Unit Sales
 (thousands of units)        3,730    1,885    2,022    3,907   7,637  4,094    2,007  2,151    4,158    8,252
--------------------------------------------------------------------------------------------------------------     ------------
Housing Sales (units)        2,194    1,443    1,646    3,089   5,283  2,274    1,307  1,944    3,251    5,525
--------------------------------------------------------------------------------------------------------------     ------------

              Supplementary Material for Financial Results for the
                 12 months ended March 31, 2006 (Consolidated)

                                                                     [U.S. GAAP]
                                                                     -----------


---------------------------------------------------------------------------------------------------------------------- -------------
                       FY2005 in accordance with U.S. GAAP               FY2006
                                             (Note 1)  (Note 1)   FY2005                   (Note 1) (Note 1)    FY2006   FY2007
                       1st Half           3Q       4Q  2nd Half  12 mos. 1st Half       3Q       4Q 2nd Half    12 mos.  Prospects
                                                                   ended                                         ended   ending
                                                                   March                                         March   March 31,
                                                                 31, 2005                                     31, 2006   2007
---------------------------------------------------------------------------------------------------------------------- -------------
Foreign Exchange Rate                                                                                                  as premise:
 Yen to US Dollar Rate        110       106      105       105      108      110      117      117      117       113       110
---------------------------------------------------------------------------------------------------------------------- -------------
 Yen to Euro Rate             133       137      137       137      135      136      139      141      140       138       135
---------------------------------------------------------------------------------------------------------------------- -------------
Registered Toyota
 Vehicles
 (in Japan)                                                                                                            approximately
(thousands of units)          814       430      511       941    1,755      804      397      533      930     1,734     1,750
---------------------------------------------------------------------------------------------------------------------- -------------
Market Share (Japan)                                                                                                   approximately
 Toyota (excluding
  Mini-cars) (%)             44.6      46.4     43.0      44.5     44.5     42.8     46.2     45.4     45.7      44.3       44%
---------------------------------------------------------------------------------------------------------------------- -------------
 Toyota, Daihatsu
  and Hino (including
   Mini-cars) (%)            41.0      42.5                        41.1     39.8     42.5                        40.9
---------------------------------------------------------------------------------------------------------------------- -------------
Number of Employees       269,310                               265,753  278,622                              285,977(Note 2)
---------------------------------------------------------------------------------------------------------------------- -------------
Net Sales
  (billions of yen)       9,025.6   4,644.0  4,881.9   9,525.9 18,551.5  9,953.1  5,333.3  5,750.5 11,083.8  21,036.9    22,300.0
---------------------------------------------------------------------------------------------------------------------- ------------
 Geographical Segment
----------------------------------------------------------------------------------------------------------------------
       Japan              5,780.6   3,018.3  3,205.2   6,223.5 12,004.1  6,032.9  3,375.8  3,702.8  7,078.6  13,111.5
----------------------------------------------------------------------------------------------------------------------
   North America          3,189.7   1,595.7  1,588.0   3,183.7  6,373.4  3,627.3  2,027.0  2,033.6  4,060.6   7,687.9
----------------------------------------------------------------------------------------------------------------------
       Europe             1,201.3     631.8    646.3   1,278.1  2,479.4  1,300.8    666.6    760.0  1,426.6   2,727.4
----------------------------------------------------------------------------------------------------------------------
       Asia                 749.8     397.7    477.9     875.6  1,625.4    997.0    501.0    544.8  1,045.8   2,042.8
----------------------------------------------------------------------------------------------------------------------
       Others               582.5     298.2    303.0     601.2  1,183.7    760.1    416.4    425.2    841.6   1,601.7
----------------------------------------------------------------------------------------------------------------------
    Elimination          -2,478.3  -1,297.7 -1,338.5  -2,636.2 -5,114.5 -2,765.0 -1,653.5 -1,715.9 -3,369.4  -6,134.4
----------------------------------------------------------------------------------------------------------------------
  Business Segment
----------------------------------------------------------------------------------------------------------------------
       Automotive         8,339.6   4,278.4  4,495.5   8,773.9 17,113.5  9,144.5  4,900.0  5,293.6 10,193.6  19,338.1
----------------------------------------------------------------------------------------------------------------------
   Financial Services       384.4     196.1    200.7     396.8    781.2    462.0    262.0    272.9    534.9     996.9
----------------------------------------------------------------------------------------------------------------------
       All Other            468.8     243.3    320.2     563.5  1,030.3    535.9    289.9    364.5    654.4   1,190.3
----------------------------------------------------------------------------------------------------------------------
      Elimination          -165.2     -73.8   -134.5    -208.3   -373.5   -189.3   -118.6   -180.5   -299.1    -488.4
---------------------------------------------------------------------------------------------------------------------- -------------
Operating Income
 (billions of yen)          866.2     422.9    383.0     805.9  1,672.1    809.4    482.2    586.7  1,068.9   1,878.3     1,900.0
---------------------------------------------------------------------------------------------------------------------- -------------
 (Operating Income
   Ratio) (%)            (    9.6) (    9.1)(    7.8) (    8.5)(    9.0)(    8.1)(    9.0)(   10.2) (   9.6 ) (   8.9)  (     8.5 )
---------------------------------------------------------------------------------------------------------------------- -------------
 Geographical Segment
----------------------------------------------------------------------------------------------------------------------
       Japan                490.6     237.3    259.3     496.6    987.2    385.9    281.1    408.9    690.0   1,075.9
----------------------------------------------------------------------------------------------------------------------
   North America            244.7     127.8     75.0     202.8    447.5    268.5    127.8     99.3    227.1     495.6
----------------------------------------------------------------------------------------------------------------------
       Europe                66.3      26.5     15.7      42.2    108.5     40.1     26.6     27.2     53.8      93.9
----------------------------------------------------------------------------------------------------------------------
        Asia                 43.5      25.1     25.2      50.3     93.8     75.4     38.6     31.5     70.1     145.5
----------------------------------------------------------------------------------------------------------------------
       Others                27.4       8.4     11.6      20.0     47.4     36.2     14.7     16.3     31.0      67.2
----------------------------------------------------------------------------------------------------------------------
    Elimination              -6.3      -2.2     -3.8      -6.0    -12.3      3.3     -6.6      3.5     -3.1       0.2
----------------------------------------------------------------------------------------------------------------------
  Business Segment
----------------------------------------------------------------------------------------------------------------------
       Automotive           756.8     355.5    340.2     695.7  1,452.5    721.3    427.3    545.4    972.7   1,694.0
----------------------------------------------------------------------------------------------------------------------
   Financial Services       102.7      58.7     39.4      98.1    200.8     83.5     46.8     25.5     72.3     155.8
----------------------------------------------------------------------------------------------------------------------
       All Other             12.7      11.0     10.0      21.0     33.7      9.8     11.5     18.4     29.9      39.7
----------------------------------------------------------------------------------------------------------------------
      Elimination            -6.0      -2.3     -6.6      -8.9    -14.9     -5.2     -3.4     -2.6     -6.0     -11.2
---------------------------------------------------------------------------------------------------------------------- -------------
Income before taxes
  (billions of yen)         913.2     447.1    394.3     841.4  1,754.6    855.9    639.9    591.5  1,231.4   2,087.3     1,970.0
 (Income before taxes
    Ratio) (%)           (   10.1) (    9.6)(    8.1) (    8.8)(    9.5)(    8.6)(   12.0)(   10.3) (  11.1)  (   9.9)  (     8.8)
---------------------------------------------------------------------------------------------------------------------- ------------
Equity in Earnings of
 Affiliated Companies
  (billions of yen)          58.8      39.3     41.3      80.6    139.4     70.7     45.8     47.8     93.6     164.3
---------------------------------------------------------------------------------------------------------------------- -------------
Net Income (billions
  of yen)                   584.0     296.5    290.7     587.2  1,171.2    570.5    397.5    404.1    801.6   1,372.1     1,310.0
  (Net Income
    Ratio) (%)           (    6.5) (    6.4)(    6.0) (    6.2)(    6.3)(    5.7)(    7.5)(    7.5) (   7.0)  (   6.5) (      5.9)
---------------------------------------------------------------------------------------------------------------------- -------------

              Supplementary Material for Financial Results for the
                 12 months ended March 31, 2006 (Consolidated)

                                                                     [U.S. GAAP]
                                                                     -----------

----------------------------------------------------------------------------------------------------------------       ------------
                        FY2005 in accordance with U.S. GAAP           FY2006
                                            (Note 1)(Note 1)  FY2005                  (Note 1) (Note 1)  FY2006         FY2007
                        1st Half        3Q       4Q     2nd   12 mos. 1st Half      3Q       4Q   2nd    12 mos.        Prospects
                                                       Half    ended                             Half     ended         ending
                                                               March                                      March         March 31,
                                                            31, 2005                                   31, 2006         2007
----------------------------------------------------------------------------------------------------------------       ------------
Research & Development
 (billions of yen)            351.4    181.3   222.4  403.7    755.1     373.1     211.4  228.1 439.5     812.6             920.0
----------------------------------------------------------------------------------------------------------------       ------------
Depreciation
 (billions of yen)            392.1    184.1   199.6  383.7    775.8     400.9     236.2  254.3 490.5     891.4  (Note 3)   930.0
----------------------------------------------------------------------------------------------------------------       ------------
  Geographical Segment
----------------------------------------------------------------------------------------------------------------       ------------
       Japan                  241.9    114.4   132.1  246.5    488.4     248.1     150.9  169.9 320.8     568.9             590.0
----------------------------------------------------------------------------------------------------------------       ------------
   North America               88.5     37.7    26.8   64.5    153.0      77.7      46.2   41.2  87.4     165.1             165.0
----------------------------------------------------------------------------------------------------------------       ------------
       Europe                  35.1     16.4    19.8   36.2     71.3      37.9      18.5   19.5  38.0      75.9              80.0
----------------------------------------------------------------------------------------------------------------       ------------
        Asia                   15.2      9.2    13.8   23.0     38.2      21.9      11.9   14.2  26.1      48.0              55.0
----------------------------------------------------------------------------------------------------------------       ------------
       Others                  11.4     16.4     7.1   13.5     24.9      15.3       8.7    9.5  18.2      33.5              40.0
----------------------------------------------------------------------------------------------------------------       ------------
Capital Expenditures
  (billions of yen)           500.6    207.4   379.2  586.6  1,087.2     695.8     365.0  468.0 833.0   1,528.8  (Note 3) 1,550.0
----------------------------------------------------------------------------------------------------------------       ------------
  Geographical Segment
----------------------------------------------------------------------------------------------------------------       ------------
       Japan                  281.7    128.6   264.7  393.3    675.0     443.3     208.5  257.5 466.0     909.3             850.0
----------------------------------------------------------------------------------------------------------------       ------------
   North America               90.6     30.7    32.4   63.1    153.7     110.1      67.9   92.3 160.2     270.3             330.0
----------------------------------------------------------------------------------------------------------------       ------------
       Europe                  31.6     15.8    25.3   41.1     72.7      62.5      31.4   36.6  68.0     130.5             130.0
----------------------------------------------------------------------------------------------------------------       ------------
        Asia                   78.2     18.9    37.8   56.7    134.9      58.3      34.5   39.1  73.6     131.9             135.0
----------------------------------------------------------------------------------------------------------------       ------------
       Others                  18.5     13.4    19.0   32.4     50.9      21.6      22.7   42.5  65.2      86.8             105.0
----------------------------------------------------------------------------------------------------------------       ------------
Total Liquid Assets
  (billions of yen)         3,415.9                          3,521.7   3,697.7                          3,830.8  (Note 4)
----------------------------------------------------------------------------------------------------------------
Free Cash Flow
  (billions of yen)           -70.3                            152.1     324.7                            349.0  (Note 5)
----------------------------------------------------------------------------------------------------------------
Total Assets
  (billions of yen)        23,310.1 23,119.1                24,335.0  26,257.5  27,545.1               28,731.5
----------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  (billions of yen)         8,542.0  8,718.7                 9,045.0   9,692.7  10,194.4               10,560.4
----------------------------------------------------------------------------------------------------------------
Return on Equity (%)           14.0     13.7                    13.6      12.2      16.0                   14.0
----------------------------------------------------------------------------------------------------------------
Return on Asset (%)             5.2      5.1                     5.1       4.5       5.9                    5.2
----------------------------------------------------------------------------------------------------------------       ------------
Number of Consolidated
  Subsidiaries                  540                              524       529                              523
----------------------------------------------------------------------------------------------------------------       ------------
Number of Affiliates
 Accounted for Under
 the Equity Method               56                               56        57                               56
----------------------------------------------------------------------------------------------------------------       ------------



--------------------------------------------------------------------------------
Contributing Factors to Operating Income              Year-on-year Comparison

FY2006 (billions of yen, approximately)             Consolidated  Unconsolidated
--------------------------------------------------------------------------------
Marketing Efforts                                       240.0         40.0
--------------------------------------------------------------------------------
Cost Reduction Efforts                                  130.0         60.0
--------------------------------------------------------------------------------
    From Engineering                                     65.0         40.0
--------------------------------------------------------------------------------
    From Manufacturing and Logistics                     65.0         20.0
--------------------------------------------------------------------------------
Effects of Changes in Exchange Rates                    300.0        250.0
--------------------------------------------------------------------------------
Increases in Expenses                                  -307.3       -157.1
--------------------------------------------------------------------------------
Special Factor                                         -156.5        -46.3
--------------------------------------------------------------------------------
    Decrease in DAIKO HENJO                             -47.2            -
--------------------------------------------------------------------------------
    Valuation Losses from Interest Rate Swaps           -45.8            -
    (TFC/TMCC)
--------------------------------------------------------------------------------
    Prior-year Adjustment (TMCC)                        -17.2            -
--------------------------------------------------------------------------------
    Changes in the Accounting of Depreciation           -46.3        -46.3
--------------------------------------------------------------------------------



Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings;(v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.